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                              August 4, 2023

       Wang Hua
       Chief Financial Officer
       PetroChina Company Limited
       9 Dongzhimen North Street
       Dongcheng District, Beijing 100007
       The People's Republic of China

                                                        Re: PetroChina Company
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-15006

       Dear Wang Hua:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

   1.                                                   Please supplementally
describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
disclosure regarding the ownership of your shares as well as the controlling financial
interest in you. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. We note your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5), including that you do not
specifically address governmental entities. We also note that you have subsidiaries outside
China. Please note that Item 16I(b) requires that you provide disclosures for
yourself and your consolidated foreign operating entities, including variable interest
entities or similar structures.
                                                            With respect to
(b)(2), please supplementally clarify the jurisdictions in which your
 Wang Hua
PetroChina Company Limited
August 4, 2023
Page 2
            consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
             With respect to (b)(3), (b)(4), and (b)(5), please provide the information required by
           (b)(3), (b)(4), and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.
3.    We note your disclosure on page 122. Please confirm, if true, that your
reference to    CPC
      members    includes officials of the Chinese Communist Party as required by Item
      16I(b)(4) of Form 20-F. Please note that your referring the reader to
Item 6 for
      information does not meet the disclosure requirements for Item 16I(b)(4). Therefore, please disclose the names of such officials under this section.
4. Regarding disclosure of the names of CCP officials in above comment, please also supplementally describe the steps you have taken to confirm that completeness of the disclosure regarding the names of members of your board or the boards of your consolidated foreign operating entities who are officials of the Chinese Communist Party.
      For instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.



                                                            Sincerely,
FirstName LastNameWang Hua
                                                            Division of
Corporation Finance
Comapany NamePetroChina Company Limited
                                                            Disclosure Review
Program
August 4, 2023 Page 2
cc:       Kyungwon Lee
FirstName LastName